United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Bank of America Corporation

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Bank of America Corporation

RE: The case to vote AGAINST CEO Brian Moynihan as nominee (Line Item 1h) for re-election to the Board of Directors on the 2025 Proxy Ballot

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote against Brian Moynihan (Nominee 1h) following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “AGAINST” CEO Brian Moynihan, Nominee 1h, on the 2025 Proxy Ballot for Bank of America Corporation (“Bank of America” or “Company”).

Introduction

NLPC opposes the re-election of CEO Brian Moynihan as a director of Bank of America Corporation (“BofA” or “Company”). Our objection to his presence on the Board stems from several issues concerning Mr. Moynihan’s leadership at the Company. They include betrayal of customers’ trust, bias in banking services, and poor prioritization with regard to shareholder interests.

Mr. Moynihan ascended to Chairman and CEO in 2010 after several years in various executive positions for companies acquired by BofA. His politicized headship – which was never suited for such a prestigious and influential U.S. financial institution – is even more inappropriate now. Priorities in Corporate America have shifted back to more common sense and economically functional policies, with previously held principles – which were really just ill-advised fads masquerading as high-minded racial “fairness” and pro-environment “standards” – never holding promise for long-term shareholder value.

Yet BofA chased such foolishness under Mr. Moynihan’s direction, in addition to enabling ethically dubious policies and practices. The Company violated customers’ and shareholders’ trust in many ways, when it engaged in indiscriminate invasive actions, abandoned impartiality in its operations, and imposed ideological priorities that diminished focus on revenue generation and impaired public trust.

The Company needs fresh leadership that is bold and rational enough to withstand both internal and external pressures derived from political stunts and destructive agendas.

Betraying customers’ trust over the January 6th investigation

With regard to BofA’s violations of consumer trust, the most illustrative are its actions surrounding the January 6, 2021 disturbance at the U.S. Capitol. Following the incident, BofA provided financial data on 211 clients to federal authorities without legal cause,1 representing a breach of privacy rights.2 As a matter of practice, the Company provides only a superficial, non-specific disclosure deeply buried on obscure web pages, which failed to explain how transaction

1 Brooke Singman, “House GOP investigating Bank of America for ‘voluntarily’ giving FBI list of customers related to Jan 6,” Fox News, May 25, 2023, See https://judiciary.house.gov/media/in-the-news/house-gop-investigating-bank-america-voluntarily-giving-fbi-list-customers

2 Isabel Vincent, “Security experts blast bank of America for helping feds in Capitol riot probe,” New York Post, February 6, 2021, See https://nypost.com/2021/02/06/bank-of-america-under-fire-for-helping-feds-in-capitol-riot-probe/

data can be shared with government agencies under financial disclosure laws.3

Worse, customer information was provided to the FBI without it being requested, according to a March 2024 report from the U.S. House Judiciary Committee and the Subcommittee on the Weaponization of the Federal Government. The findings revealed that the Company collaborated with government agencies in a manner that undermined the civil liberties of its customers. The report details how BofA:

•Provided the FBI with a list of individuals who used BofA credit or debit cards in Washington, D.C., between January 5–7, 2021, without legal obligation or process. This was initiated by Company staff and without a subpoena, warrant or law enforcement even asking for the information.

•Used Merchant Category Codes to analyze customer transactions, including lawful purchases such as firearm-related items, without justification. Moreover, the share of data included financial transactions from individuals who were within the vicinity of the Capitol on January 6, regardless of whether they participated in the event.

•Engaged in financial surveillance targeting individuals with conservative viewpoints, using January 6 as a pretext.

Following the January 6 incident, the FBI reportedly worked with the Treasury Department’s Financial Crimes Enforcement Network (FinCEN) to encourage financial institutions, including BofA, to file Suspicious Activity Reports (SARs) on hundreds of Americans4 (which are not the same as credit card transactions), effectively treating financial institutions as extensions of law enforcement.

The FBI further confirmed BofA independently datamined customers’ records and sent the information to multiple FBI field offices.5 The criteria for this data collection included purchases at firearm stores, despite no firearms being used or causing injuries at the January 6 Capitol incident (except an officer’s shooting of a protester, who died).6

BofA’s actions extend beyond the scope of U.S. disclosure laws and contradict the Company’s assurances to maintain customer privacy. The bank’s legal department appears to have no will or capacity to say anything like “now just wait a minute” to law enforcement authorities when it comes to protecting customers’ privacy rights and financial data. The Weaponization Committee

3 Privacy Notices and Choices, Bank of America Corporation, accessed March 19, 2025. See https://www.bankofamerica.com/security-center/privacy-overview/.

4 Victor Nava, “Feds asked banks to search customer data for ‘Trump,’ ‘MAGA’ references after Capitol riot: Rep. Jim Jordan,” New York Post, January 17, 2024, See https://nypost.com/2024/01/17/news/feds-asked-banks-to-search-customer-data-for-trump-and-maga-references-after-capitol-riot-rep-jim-jordan-says/

5 Filip Timotija, “Jordan subpoenas Bank of America, continuing probe into bank info-sharing with FBI,” The Hill, November 16, 2023, See https://thehill.com/homenews/house/4313936-jordan-subpoenas-bank-of-america-continuing-probe-into-bank-info-sharing-with-fbi/

6 David Larson, “Outrageous story of the week: Whistleblower says Bank of America gave costumers gun data to FBI,” Carolina Journal, March 20, 2023, see https://www.carolinajournal.com/opinion/outrageous-story-of-the-week-whistleblower-says-bank-of-america-gave-customer-gun-data-to-fbi/

report concluded that BofA deceived its customers and damaged their trust by overstepping its responsibilities as a financial institution. This represents a staggering contradiction between its promises and practices.7

Weaponizing financial services through debanking

The Company under Mr. Moynihan’s leadership has also engaged in the highly controversial practice of “debanking,” a term used to describe financial institutions that selectively close customer accounts or deny services based on political or ideological beliefs.

President Donald Trump criticized Mr. Moynihan at the World Economic Forum (WEF) this year for the bank shuttering accounts linked to conservatives, without cause, leaving customers and organizations without explanations for the closures.[8]

“I hope you start opening your bank to conservatives, because many conservatives complain that the banks are not allowing them to do business within the bank, and that included a place called Bank of America. They don’t take conservative business. And I don’t know if the regulators mandated that because of Biden or what, but you and (JPMorgan Chase Chairman/CEO) Jamie (Dimon) and everybody, I hope you’re going to open your banks to conservatives because what you’re doing is wrong,” President Trump said.[9]

BofA closed accounts that belonged to Christian charitable organizations and firearm manufacturers, citing “risk tolerance” as justification. While the bank asserted that closures followed objective risk assessments, critics argue these actions align more with political bias or pressure from external ideological groups.10 Such moves contradict foundational principles of the financial system, which should operate as a neutral facilitator for varied clients and industries. The broader implications of financial entities exercising moral gatekeeping erode public confidence in equitable access to essential services.

Senator Tim Scott of South Carolina has introduced the Financial Integrity and Regulation Management (FIRM) Act to address concerns over debanking practices tied to reputational risk.

7 Bank of America, “Bank of America Security Center,” See https://www.bankofamerica.com/security-center/overview/

8 Breck Dumas, “Trump confronts Bank of America CEO for not taking ‘conservative business,’” FoxBusiness.com, January 23, 2025, See https://www.foxbusiness.com/politics/trump-confronts-bank-america-ceo-not-taking-conservative-business

9 Lananh Nguyen, “Trump airs conservative complaints that Bank of America, JPMorgan deny services,” Reuters, January 23, 2025, See https://www.reuters.com/markets/trump-accuses-bank-america-jpm-not-doing-business-with-conservatives-2025-01-23/

10 Decision Magazine staff, “Bank of America closes Christian nonprofit’s accounts,” September 13, 2023, See https://decisionmagazine.com/bank-of-america-closes-christian-nonprofit-account/

The bill seeks to remove regulatory references to reputational risk in financial oversight, prevent federal agencies from using it in new rules, and require reports to Congress on its elimination. This move follows claims that financial institutions have denied services to industries like firearms and digital assets, due to unclear regulatory frameworks.11

Racist DEI and ‘woke’ ESG agendas

Under Mr. Moynihan's leadership, BofA has additionally pursued divisive policies through its Diversity, Equity, and Inclusion (DEI) initiatives and Environmental, Social, and Governance (ESG) priorities.

Mr. Moynihan has directed considerable financial and strategic resources toward ESG-aligned policies, most of which clash with BofA’s fiduciary priorities and shareholder interests. Notable investments include a $1.5 trillion commitment to the 2030 sustainable finance target – $410 billion of which has been deployed – and a $421 million allocation to equity funds that exclusively support non-white and female entrepreneurs.12 Additionally, the company issued $2 billion in bonds to promote UN Sustainable Development Goals (SDGs) and implemented a controversial program offering reduced interest rates for borrowers who help fulfill diversity quotas.13 These measures raise questions about their impact on financial performance.

Further amplifying the bank’s ESG focus, Mr. Moynihan’s leadership initiatives include his involvement with the aforementioned WEF and the Net Zero Banking Alliance (NZBA).[14] At the WEF, the globalist conference which he annually visits, Mr. Moynihan has championed universal ESG metrics, developed in collaboration with major accounting firms. The elitist WEF has also prioritized ideas including transhumanism, abolition of private property, consumption of bugs, social credit systems, the “Great Reset,” and other Orwellian objectives.[15]

11 United States Committee on Banking, Housing, and Urban Affairs, “Scott leads effort to combat debanking,” March 6, 2025, See https://www.banking.senate.gov/newsroom/majority/scott-leads-effort-to-combat-debanking

12 Bank of America, “How sustainable finance can work for you,” See https://about.bankofamerica.com/en/making-an-impact/sustainable-finance

13 Bank of America, “Bank of America issues its third equality progress sustainability bond for $2 billion,” November 10, 2022, See https://newsroom.bankofamerica.com/content/newsroom/press-releases/2022/11/bank-of-america-issues-its-third-equality-progress-sustainabilit.html

14 Charles Rotter, “Challenging net zero with science: Lindzen-Happer-CO2 coalition paper released,” Watts Up With That?, February 23, 2023, See https://wattsupwiththat.com/2023/02/27/challenging-net-zero-with-science-lindzen-happer-co2-coalition-paper-released/

15 Scott Shepard. “With Davos 2023 Wrapped, How To Cease Being a Comic Book Villain,” RealClearMarkets, Jan. 30, 2023. See https://www.realclearmarkets.com/articles/2023/01/30/with_davos_2023_wrapped_how_to_cease_being_a_comic_ book_villain_878422.html

Also in conjunction with WEF, as chairman of globalist organization’s International Business Council Stakeholder Capitalism Metrics Initiative, Mr. Moynihan worked to create so-called stakeholder standards that companies would be required to follow. Betraying his distorted understanding of what constitutes free markets, he said the purpose of the standards was to “align capitalism with what society wants from it.”

Isn’t the very definition of capitalism to deliver what people want from it?

Within NZBA, the bank committed to reducing fossil fuel reliance using dubious research and assessment methods. Such initiatives, while aiming to drive systemic sustainability, faced criticism for prioritizing ideological standards over robust financial analysis.

In the past, Mr. Moynihan publicly indicated that businesses failing to meet ESG criteria may not remain viable banking clients. He said in a 2023 CNBC interview that if a business client or vendor is not compliant with a company’s ESG standards, then “we shouldn’t do business with you.”[16] Now with ESG principles on the ropes much in the way DEI has spiraled in popularity, yet another Moynihan fad pursuit has gone by the wayside, with BofA leaving NZBA.[17]

Under his guidance, the bank further aligned itself with the United Nations’ SDGs, with Mr. Moynihan asserting the alignment of capitalism with societal needs through ESG practices.18 Critics argue this distorts the fundamental purpose of capitalism and overextends the executive role into political and social domains. Such engagement detaches business operations from market-driven principles, sparking concerns among investors and stakeholders.

Conclusion

NLPC understands it might be counterintuitive (but not inconsistent with principles of “independent chair” shareholder proposals) for shareholders to vote against Mr. Moynihan as a director (and consequently, as Chairman of the Board), while leaving him the role of CEO. But the time for moving forward with the succession plan for him in his executive role is now as well. A vote to endorse his continued leadership would signify tacit support for his troubling record of consumer rights violations, ideologically-driven pursuits, and the ill-advised, concentrated power that has taken him on his unaccountable path. The Company’s actions under

16 Davos Wef. “Bank of America CEO says new ESG rules are needed to reboot capitalism,” CNBC, January 18, 2023. See https://www.cnbc.com/2023/01/18/bank-of-america-ceo-says-capitalism-needs-cleaning-up-with-new-global-esg-rules.html.

17 Damien Gayle, “Six big US banks quit net zero alliance before Trump inauguration,” The Guardian, Jan. 8, 2025. See https://www.theguardian.com/business/2025/jan/08/us-banks-quit-net-zero-alliance-before-trump-inauguration.

18 Kevin Stocklin, “ESG: The merger of state and corporate power,” The Epoch Times, November 13, 2022, See https://www.theepochtimes.com/esg-the-merger-of-state-and-corporate-power_4858981.html his guidance breached ethical commitments to protect customers’ interests, failed to apply neutrality in banking services, and undermined institutional integrity.

Bank of America must reestablish its commitment to fully ethical banking, with fiduciary responsibility in mind, by appointing a new leader who will restore public confidence. Even President Trump, now the most powerful and influential leader in the world, sees that quality lacking at BofA under Mr. Moynihan. He singled him out to shame him for a reason.

Therefore, National Legal and Policy Center urges shareholders to vote “AGAINST” CEO Brian Moynihan, Nominee 1h, on the 2025 Proxy Ballot for Bank of America Corporation.

Photo credits:

Page 2 – Brian Moynihan, BrookingsInst/Creative Commons

Page 4 – Brian Moynihan & President Donald Trump, White House/Creative Commons

Page 5 – Klaus Schwab & Brian Moynihan, World Economic Forum/Creative Commons

Page 6 – Brian Moynihan, World Economic Forum/Creative Commons

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For questions regarding National Legal and Policy Center’s opposition to the re-election of CEO Brian Moynihan to the Board of Directors of Bank of America Corporation, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.